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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                  Anthony & Sylvan Pools Corporation
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                                (Name of Issuer)

                  Common Stock, Without Par Value
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                         (Title of Class of Securities)

                  036762102
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                                (CUSIP Number)

                  Stuart D. Neidus, Chairman and Chief Executive Officer Anthony & Sylvan Pools Corporation
                  6690 Beta Drive, Suite 300
                  Mayfield Village, Ohio 44143
                  (440) 720-3301
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                  Various
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










            PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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CUSIP No. 036762102
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      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).
            Thomas B. Waldin
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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)

            (b)
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      3.    SEC Use Only
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      4.    Source of Funds (See Instructions)   PF
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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)
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      6.    Citizenship or Place of Organization      State of Ohio
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Number of   7.    Sole Voting Power            552,988*
Shares      --------------------------------------------------------------------
Bene-       8.    Shared Voting Power         0
ficially    --------------------------------------------------------------------
Owned       9.    Sole Dispositive Power      552,988*
by Each     --------------------------------------------------------------------
Reporting   10.   Shared Dispositive Power   0
Person With
--------------------------------------------------------------------------------

      11.   Aggregate Amount Beneficially Owned by Each Reporting
            Person   552,988*
--------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .
--------------------------------------------------------------------------------

      13.   Percent of Class Represented by Amount in Row (11) 10.3%*
--------------------------------------------------------------------------------

      14.   Type of Reporting Person (See Instructions)

                                       IN

* Amount does not include 1,162,723 shares held in a Deferred Compensation Plan Trust because Mr. Waldin has no voting or dispositive power with respect to these shares. The majority of these shares have previously been included within the total number of shares owned. If such shares were included, Mr. Waldin would have beneficial ownership of 32% of the issuer's shares.

                                       2
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1.    Security and Issuer

      This statement relates to the common shares, no par value ("Common Shares") of Anthony & Sylvan Pools Corporation, an Ohio corporation (the "Issuer"). The address of the Issuer's principal executive office is 6690 Beta Drive, Suite 300, Mayfield Village, Ohio 44143.

2.    Identity and Background

      (a)   This statement is being filed by Thomas B. Waldin.

      (b) Mr. Waldin's business address is 6690 Beta Drive, Mayfield Village, Ohio 44143.

      (c) Mr. Waldin is retired. Previously, he served as President and Chief Executive Officer of Essef Corporation, the prior parent of the Issuer.

      (d) During the last five years, Mr. Waldin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, Mr. Waldin has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Mr. Waldin is a citizen of Canada.

3.    Source and Amount of Funds or Other Consideration

      Mr. Waldin has acquired the Common Shares from his personal funds and from Issuer awarded dividends.

4.    Purpose of Transaction

      Mr. Waldin acquired the Common Shares for personal investment purposes.

5.    Interest in Securities of the Issuer

      (a)-(b) Mr. Waldin is the beneficial owner of 552,988 Common Shares with sole voting and dispositive power over such shares. These shares represent 10.3% of the currently issued and outstanding Common Shares. This amount does not include 1,162,723 shares held in a Deferred Compensation Plan Trust because Mr. Waldin has no voting or dispositive power with respect to these shares. The majority of these shares have previously been included within the total number of shares owned. If such shares were included, Mr. Waldin would have beneficial ownership of 32% of the issuer's shares.

      (c)-(e) Not applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Not applicable.

7.    Material to be Filed as Exhibits

      None.

                                       3
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Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated  5/1/03                                   /s/ Thomas B. Waldin
      -------                             ------------------------------------
                                          Thomas B. Waldin





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